UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (SEPTEMBER 11, 2003)

                                DIVERSINET CORP.
          ------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
          ------------------------------------------------------------
                    (Address of principal executive offices)

1.   Press Release - Completion of Caradas, Inc. Acquisition
2.   Press Release - Quarter ended July 31, 2003
3.   Financial Statements for the Nine Months ended July 31, 2003
4. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended July 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form  20-F          X               Form  40-F
                      ------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     YES               NO          X
                                ------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET  CORP.
-----------------
(REGISTRANT)

DATE: SEPTEMBER 11, 2003          BY: /s/ DAVID HACKETT
                                  ---------------------
                                  DAVID HACKETT, CHIEF FINANCIAL OFFICER

         DIVERSINET BUYS BOSTON-BASED CARADAS, EXPANDING PUSH INTO U.S. STRENGTHENS SECURE WIRELESS OFFERINGS INTO GLOBAL FINANCE, GOVERNMENT SECTORS

TORONTO, SEPTEMBER 9, 2003 - DIVERSINET CORP. (OTCBB: DVNTF) today announced it has significantly expanded its opportunities in the financial services and government sectors by acquiring CARADAS, INC. in an all-stock transaction. Caradas, founded in 2001, has annual revenues of approximately US$4 million and is currently profitable.

"The list of the wireless sector's potential killer applications is expanding rapidly, including everything from new types of mobile payment techniques to software applications that enable a workforce to go wireless," said Nagy Moustafa, president and CEO of Diversinet. "Our acquisition of Caradas puts us in a position to provide the security infrastructure for many of those applications."

Diversinet's acquisition of Caradas and its digital identity and authentication management technology broadens the Diversinet skill set, gives the company a deeper knowledge of financial applications and provides established relationships with important financial customers, including Visa, MasterCard, Fleet Bank, First National Bank Omaha, and other institutions. Caradas also operates Caradas Labs, an independent test facility, providing functional, security, and standards testing services to the financial services industry.

Diversinet, over the past seven years, has been a provider of secure mobile solutions. It enables its customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

"For Caradas, the acquisition provides a broader framework to expand relationships with key customers such as Visa and to enlarge our geographic reach to include Asia-Pacific, Europe, and Canada," said Caradas founder and chairman Charles Walton.

Besides accelerating Diversinet's push into the financial services sector, the acquisition also strengthens the company's technology offering to U.S. government sectors. Caradas has an office in Washington, D.C. and has a highly successful security consulting services team, in addition to its technology platform.

"The importance to the government of secure wireless communications cannot be overestimated," said J. Scott Lowry, President & CEO of Caradas. "It is clearly a top priority of the federal government, and we look forward to bringing Diversinet's mobile security product suite and technical expertise to bear in helping the government solve this critical problem."

Mr. Moustafa said that combining Diversinet's focus on secure mobile solutions for banks and government with Caradas' experience providing authentication management solutions to some of the nation's largest banks creates a business that is better than the sum of its parts.

"This acquisition creates immediate value for our shareholders because Caradas is a profitable business, it brings us a stellar management team, and it puts Diversinet in a very favourable position in what we expect will be one of the fastest growing segments of the wireless market," said Mr. Moustafa.

Under the terms of the acquisition, Diversinet has issued to Caradas stockholders 1,350,000 common shares and 200,000 share purchase warrants at US$2.45 exercisable over five years. Of the 1,350,000 common shares, 1,150,000 will be held in escrow for one year, and released on an equal monthly basis over the second year. The remaining 200,000 common shares will be registered with the U.S. Securities & Exchange Commission after the closing of the transaction.

ABOUT DIVERSINET CORP.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Fremont, California; Hong Kong; and London, England. For more information, visit www.diversinet.com.
------------------

ABOUT CARADAS, INC.
Caradas, Inc. is a credential management platform provider to the financial services industry. Caradas offers the Caradas Connexus(TM) Platform along with a full suite of planning, implementation, integration, test, and training services necessary to effectively implement a multi-application smart card program. Caradas is headquartered in Braintree MA, hosts Caradas Labs(TM), an independent test lab in Burlington MA, and has regional offices in the San Francisco and Washington DC areas. Caradas team members are acknowledged thought leaders and experts in applying smart card and security technologies to financial services, retail, and government applications. For additional information, visit the Caradas website at www.caradas.com.
                   ---------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR MORE INFORMATION:                                      FOR INVESTOR INQUIRIES:

Nagy Moustafa                 Charles Walton               Derek L. Caldwell, EVP
Diversinet Corp               Caradas, Inc.                Sunrise Financial Group
tel:  416-756-2324, ext. 310  tel:  781-848-8336, ext. 23  tel:  212-421-1616

               DIVERSINET CORP. ANNOUNCES CONTINUED REVENUE GROWTH
                      AND THIRD QUARTER FISCAL 2003 RESULTS

                       Operating cash loss narrows by 38%
                      Revenue up 800% for first nine months

TORONTO, CANADA, SEPTEMBER 11, 2003 - DIVERSINET CORP. (OTCBB: DVNTF), a leading provider of secured mobile solutions, today announced its third quarter fiscal 2003 results.

Revenues for the third quarter of fiscal 2003 were $2,515,000, up from $221,000 in the third quarter of fiscal 2002. For the nine months ended July 31, 2003, the Company reported revenue of $6,383,000, compared to revenue of $706,000 for the nine months ended July 31, 2002. The higher revenue was primarily due to the inclusion of DSS Software Technologies, which was acquired on January 3, 2003.

The net loss for the quarter ended July 31, 2003, was $1,065,000, or $(0.18) per share, compared to a net loss for the same quarter in fiscal 2002 of $1,575,000, or $(0.49) per share. The net loss reported for the nine months ended July 31, 2003 was $4,263,000, or $(1.04) per share, compared to a net loss of $5,364,000, or $(1.86) in the same period in fiscal 2002. The improved reduction in net loss is due in part to the Company's continued efforts to reduce costs.

During the quarter the Company completed a US$3.1 million private placement. Cash used in operating activities was $1,017,000 in the three months ended July 31, 2003, down 38% from the amount used in the same period of the prior year. With the financing completed and the continued efforts to manage costs, the Company is well positioned to achieve profitability and positive cash flow in the foreseeable future.

Subsequent to quarter-end, the Company completed its acquisition of Caradas, Inc. for a combination of common shares and share purchase warrants exercisable over five years. Currently profitable, Caradas brings a digital identity and transaction management product suite, the Connexus platform, along with a highly successful security consulting services team to the combined company. The addition of Caradas will allow Diversinet to expand and provide an even stronger combination of technology platforms, mobile security solutions, and professional services to its tier one customers. It also accelerates Diversinet's push into the financial services and U.S. government sectors, by enhancing Diversinet's existing technology solutions, and strengthening its development team.

During the third quarter, the Company appointed Derek Buntain to its Board of Directors. Mr. Buntain is the President of The Dundee Bank and holds seats on a number of boards. Mr. Buntain brings a wealth of experience in corporate finance, mergers and acquisitions and international business.

Diversinet launched Passport SMS Messenger(TM) solution which connects Internet-enabled applications and mobile phones using SMS technology, and announced an agreement with Arcot Systems Inc. to develop and co-market systems for mobile authentication of online credit card transactions. By integrating Arcot's TransFort(TM) e-payments authentication product suite, Passport SMS Messenger further extends the TransFort platform by adding support for SMS wireless access. The combined solution provides bank card issuers with a new mobile device channel for delivering Verified by Visa(R) and MasterCard(R) SecureCode(R) online credit card transactions.

Diversinet's advanced wireless security solutions provide technologies electronically that verify and authenticate each party involved in a mobile transaction. During the quarter, Diversinet licensed its mobile security software to the Edvance Limited for use in a secure Fleet and Workforce Management System in Hong Kong with location-based technology. Additionally, Edvance Limited will become an authorized reseller of Diversinet's mobile security solution in the Asia Pacific region.

Diversinet's systems integration subsidiary, DSS Software, entered into new product and project development agreements in the third quarter with Men's Warehouse, a North American retailer of men's clothing; Williams-Sonoma, a nationwide retailer of products for the home; Cisco, a worldwide leader in networking for the Internet; Merador LLC, a provider of business intelligence software solutions; SNAPFISH, a leading online photo service; and Digital Globalsoft, a Hewlett-Packard company that is focused on software development and IT services.

ABOUT DIVERSINET CORP.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Fremont, California; Braintree, Massachusetts; Hong Kong; and London, England. For more information visit www.diversinet.com.
                  ------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For more information:
Diversinet Corp.
David Hackett
tel: 416-756-2324, ext. 275
web: www.diversinet.com
     ------------------

                                DIVERSINET CORP.
                          CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]



                                                 JULY 31      October 31
                                                  2003           2002
                                                   $              $
=========================================================================
                                               (UNAUDITED)
ASSETS
CURRENT
Cash and cash equivalents                          520,901       953,272
Short-term investments                           3,482,618     2,887,352
Accounts receivable                              1,638,914       416,070
Other receivables                                  139,207        24,952
Prepaid expenses                                   273,818       120,608
-------------------------------------------------------------------------
TOTAL CURRENT ASSETS                             6,055,458     4,402,254
-------------------------------------------------------------------------
Capital assets, net                              1,269,387     1,877,012
Goodwill                                         1,446,397             -
-------------------------------------------------------------------------
TOTAL ASSETS                                     8,771,242     6,279,266
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                 1,170,306       551,306
Accrued liabilities                              1,610,270     1,093,352
Current portion of promissory note                 420,000             -
Current portion of notes payable                    14,455             -
Deferred revenue                                    56,276        14,452
-------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                        3,271,307     1,659,110
-------------------------------------------------------------------------
Promissory note                                    420,000             -
-------------------------------------------------------------------------
TOTAL LIABILITIES                                3,691,307     1,659,110
-------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                   63,090,916    58,957,962
Share purchase warrants                            589,824             -
Contributed surplus                                 97,500        97,500
Deficit                                        (58,698,305)  (54,435,306)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       5,079,935     4,620,156
-------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       8,771,242     6,279,266
=========================================================================

See accompanying notes to interim financial statements.

                                     DIVERSINET CORP.
                        CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                   [in Canadian dollars]

Three and nine months ended July 31, 2003
(Unaudited)
                                    THREE MONTHS JULY 31           NINE MONTHS JULY 31
                                     2003           2002           2003           2002
                                      $              $              $              $
------------------------------------------------------------------------------------------

REVENUE                             2,515,706        220,764      6,382,625       706,405

Cost of sales                       2,147,268              -      5,186,384             -
------------------------------------------------------------------------------------------
GROSS MARGIN                          368,438        220,764      1,196,241       706,405

EXPENSES
Research and development              175,011        565,454      1,144,546     1,974,087
Sales and marketing                   400,358        377,096      1,181,342     1,285,107
General and administrative            771,163        692,236      2,610,283     2,484,392
Depreciation and amortization         106,803        202,530        609,641       470,004
------------------------------------------------------------------------------------------
                                    1,453,335      1,837,316      5,545,812     6,213,590
------------------------------------------------------------------------------------------
Loss before the following          (1,084,897)    (1,616,552)    (4,349,571)   (5,507,185)
Interest expense (income)             (19,455)       (41,207)       (86,572)     (143,558)
==========================================================================================
LOSS FOR THE PERIOD                (1,065,442)    (1,575,345)    (4,262,999)   (5,363,627)
==========================================================================================

LOSS PER SHARE                          (0.18)         (0.49)         (1.04)        (1.86)
==========================================================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING           5,784,984      3,218,839      4,085,920     2,887,270
==========================================================================================


DEFICIT, BEGINNING OF PERIOD      (57,632,863)   (51,826,646)   (54,435,306)  (48,038,364)
Loss for the period                (1,065,442)    (1,575,345)    (4,262,999)   (5,363,627)
------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD            (58,698,305)   (53,401,991)   (58,698,305)  (53,401,991)
==========================================================================================

See accompanying notes to interim financial statements.

                                                     DIVERSINET CORP.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   [in Canadian dollars]
                                                   ---------------------


Three and nine months ended July 31, 2003
(Unaudited)
                                                                        Three months July 31         Nine months July 31
                                                                         2003          2002          2003         2002
                                                                         $             $             $            $
--------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                                   (1,065,442)   (1,575,345)   (4,262,999)  (5,363,627)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                                          106,803       202,530       609,641      470,004
  Gain on disposal of capital assets                                      (6,274)            -        (6,274)           -
  Changes in non-cash working capital items related to operations:
  Accounts receivable and other receivables                             (200,451)      (49,140)    2,248,734       47,921
  Prepaid expenses                                                       125,352        80,542       (94,992)     358,255
  Accounts payable and accrued liabilities                                (7,380)     (288,212)     (400,028)  (1,723,697)
  Deferred revenue                                                        30,498       (12,765)       41,824       (8,912)
--------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                     (1,016,894)   (1,642,390)   (1,864,094)  (6,220,056)
==========================================================================================================================


FINANCING ACTIVITIES
  Issue of common shares, common purchase options,
  warrants for cash and share consolidation costs                      4,140,955       191,344     4,132,954    4,964,970
  Notes payable                                                           (4,445)            -    (1,363,750)           -
  Promissory notes payable                                               (24,000)            -      (106,140)           -
  Bank indebtedness                                                            -             -      (380,000)           -
  Deferred financing costs                                                     -             -       (27,401)           -
--------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                  4,112,510       191,344     2,255,663    4,964,970
==========================================================================================================================

INVESTING ACTIVITIES
  Short-term investments                                              (3,482,618)            -      (595,266)   3,087,680
  Proceeds from disposal of capital assets                               100,000             -       100,000            -
  Acquisition, net of cash received                                      (29,022)            -      (380,174)           -
  Additions to capital assets                                             (5,847)            -        51,500      (11,392)
--------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                       (3,417,487)            -      (823,940)   3,076,288
==========================================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DURING THE PERIOD                                         (321,871)   (1,451,046)     (432,371)   1,821,202
Cash and cash equivalents,
  beginning of the period                                                842,772     6,334,092       953,272    3,061,844
==========================================================================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                                                      520,901     4,883,046       520,901    4,883,046
==========================================================================================================================

See accompanying notes to interim financial statements.

DIVERSINET  CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Amounts expressed in Canadian dollars)
Three and nine months ended July 31, 2003

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care. The Company, through its subsidiary, DSS Software Technologies, provides consulting services to businesses in Silicon Valley and professional software consultants to IS/IT departments.

1.  Future  Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.  Significant  accounting  policies

a)  Basis  of  presentation

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2002 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at July 31, 2003 and the statement of loss and deficit and cash flows for the three and nine months ended July 31, 2003 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2002.

b)  Goodwill

The Company uses the purchase method of accounting for business combinations. The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill. Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis.

c)  Stock-based  compensation

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. There was no impact on the consolidated financial statements on adoption of the section. However, the standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro-forma information as if the fair value method has been applied (note 6).

3.  Acquisition

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider. The aggregate purchase price was $2,022,573 consisting of $473,070 (U.S.$300,000) in cash, $13,539 in the costs associated with the acquisition, $946,140 (U.S.$600,000) of promissory note payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003,
2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain financial targets over the next three years and will be recorded as an increase to goodwill when the targets have been met. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired                                147,242
Working capital                                                          457,957
Goodwill                                                               1,417,374
--------------------------------------------------------------------------------
 Purchase price                                                        2,022,573
================================================================================

4.  Interest  in  joint  venture

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at July 31, 2003. There were no operations in the joint venture this quarter.

================================================================================
Capital assets                                                           328,971
--------------------------------------------------------------------------------
Total assets                                                            $328,971
================================================================================

================================================================================
Accounts payable                                                         196,843
Accrued liabilities                                                        1,870
--------------------------------------------------------------------------------
Total liabilities                                                       $198,713
================================================================================

5.  Segmented  information

All revenue was generated from one operating segment.

                                      THREE MONTHS JULY 31   NINE MONTHS JULY 31
                                          2003       2002       2003      2002
                                          $          $          $         $
================================================================================
REVENUE
United States                           2,451,104         -   6,004,467   28,744
Asia                                       64,602    98,664     368,492  355,786
Canada                                          -    75,000       9,666  274,775
Other                                           -    47,100           -   47,100
--------------------------------------------------------------------------------
                                        2,515,706   220,764   6,382,625  706,405
================================================================================

6.  Private  placement

On June 24, 2003, the Company received gross proceeds $4,254,000 (US$3,100,000) from the issue and sale of 5,000,000 common shares.

7.  Share  capital

a) As at July 31, 2003, the following were outstanding:

Number of common shares                                                           9,585,444
Number of common share options granted under the Company's stock option plan        627,354

On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to give effect to the stock split.

b)  Stock-Based  compensation

For companies electing not to adopt the fair value measurement for stock-based compensation for employee grants, the pronouncement (note 1c) required the disclosure of proforma loss and loss per share information. The Company has elected to present the proforma information as if the Company had accounted for its stock options issued from December 15, 1995 onwards under the fair value method. A summary of the required proforma disclosure of the impact on the consolidated statements of loss is presented in the table below:

                                                           THREE MONTHS JULY 31     NINE MONTHS JULY 31
                                                                           2003                    2003
                                                                              $                       $
=======================================================================================================
Loss for the period                                                 (1,065,442)             (4,262,999)
Compensation expense related to the fair value of stock options        509,108               3,146,492
-------------------------------------------------------------------------------------------------------
Proforma loss for the period                                        (1,574,550)             (7,409,491)
Proforma loss per common share: Basic and diluted                        (0.27)                  (1.81)
=======================================================================================================
Weighted average number of common shares                             5,784,984               4,085,920

The fair value of each option granted has been determined using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant using the Black-Scholes option pricing model include:
risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%.

The Company granted 347,700 options (2002 - 231,800) during the nine month period ended July 31, 2003.

8.  Subsequent  event

On September 1, 2003, the Company acquired 100% of the outstanding shares of Caradas, Inc., an information security firm and consulting services provider. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants. The share purchase warrants are exercisable at U.S.$2.45 per share for five years. The share purchase warrants will vest to the holder quarterly over three years. The acquisition will be accounted for using the purchase method.

9. Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP")

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

==================================================================
                                                    July 31, 2003
------------------------------------------------------------------
Share capital:

    Canadian GAAP                                  $   63,090,916

    Elimination of reduction of share capital (a)      41,248,993
------------------------------------------------------------------

U.S. GAAP                                          $  104,339,909
==================================================================

Deficit and comprehensive loss:

    Canadian GAAP                                  $  (58,698,305)

    Elimination of reduction of share capital (a)     (41,248,993)

    Compensation expense (b)                           (1,587,165)
------------------------------------------------------------------

U.S. GAAP                                          $ (101,534,463)
==================================================================

================================================================================
                                                   July 31, 2003   July 31, 2002
--------------------------------------------------------------------------------
Consolidated statements of loss:

    Loss under Canadian GAAP                       $   (4,262,999)  $(5,363,627)

    Compensation expense (b)                              (26,444)      (40,644)
--------------------------------------------------------------------------------

Loss under U.S. GAAP                               $   (4,289,443)  $(5,404,271)
================================================================================

Basic and diluted loss per share under U.S. GAAP   $        (1.05)  $     (1.87)
================================================================================

(a)  Share  capital  and  deficit:
On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

(b)  Options  to  consultants:
Under Canadian GAAP, the Company did not recognize compensation expense when stock or stock options were issued to consultants prior to November 1, 2002. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP and Canadian GAAP subsequent to October 31, 2002, the Company records compensation expense for stock or stock options granted in exchange for services from consultants.

During the nine-month periods ended July 31, 2003 and July 31, 2002, the Company has recorded compensation expense of $26,444 and $40,644 respectively relating to options granted to consultants.

(c)  Interest  in  joint  venture:
Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note  4  of  the  interim  consolidated  financial  statements.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at July 31, 2003 and October 31, 2002 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and the nine months ended July 31, 2003 and 2002 and the Notes to Interim Consolidated Financial Statements for Diversinet Corp. On January 2, 2003 we completed the acquisition of DSS Software Technologies (DSS) and the DSS results are included as of the acquisition date. Subsequent to the quarter end, on September 1, 2003 we completed the acquisition of Caradas, Inc. (Caradas) and the Caradas results will be included on a go forward basis as of the acquisition date.

DSS is a software solutions and consulting provider serving businesses in the Silicon Valley with skilled and professional software consultants. DSS's consultants work in information services and information technology departments for a wide variety of companies performing functions such as system administration, database administration, software development, web development, data conversion, ERP - CRM implementation, migrations, upgrades, integrations and developing interfaces. DSS's current technical expertise is focused on Oracle, CRM (Siebel), ERP, Java development and architecture.

Subsequent to quarter end, in September 2003, we acquired all of the capital stock of Caradas, Inc. (Caradas), a systems integration provider headquartered just outside Boston, Massachusetts. Caradas provides 'smart card enablement' to the financial, retail, enterprise, government and other markets looking for open, secure, multi-application solutions. Caradas technology answers the need for multi-application smart card technology, essential for managing critical business processes.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders. Caradas offers a suite of solutions and services to define and implement secure application infrastructures.

     - The Caradas Connexus(TM) Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.

     - Visa and MasterCard Issuer Solutions: Caradas adds value to Visa and MasterCard issuer projects, by working closely on architecture and design, providing integration services, followed by test and operational transfer as the deployment occurs. The smart Visa and MasterCard oneSmart Solutions are based upon established methodologies, third-party technologies and the Caradas Connexus(TM) Platform technology.

     - Caradas Services: Caradas provides a set of professional integration services for the strategy and support behind the technology. The Caradas team has developed a methodology for implementing application security systems.

     - Caradas Labs(TM): Caradas provides benchmarking and evaluation of core technologies through the testing center.

We expect that the addition of Caradas will enhance our ongoing strategy to provide greater depth and breadth in our product and service offering, namely in the finacial services and government verticals. Combined, Caradas and our technical and industry expertise can offer integrated solutions and full services offerings. We believe our acquisition of Caradas will strengthen our position in the U.S. through expanded access to key customers and the addition of a comprehensive line of services that will help us to better address rapidly growing demands for security in telecommunication services.

The synergy between the two companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver products and services that will meet the specific needs of financial service and government customers.

With Caradas' focus on smart card technology in our target markets (financial, government, et cetera) our complementary skill sets (application development and wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of smart card-based application security systems and software development, which are natural extensions of wireless and require enhanced security.

OPERATING  RESULTS
We reported an improved net loss of $1,065,000 for the three months ended July 31, 2003 compared to a net loss of $1,575,000 in the prior year's third quarter. The net loss was $4,263,000 for the nine months ended July 31, 2003 compared to a net loss of $5,364,000 in the same period in fiscal 2002. During the quarter we sublet approximately two thirds of our Toronto space. As part of the sublet, we sold the furniture and fixtures in the space for $100,000 (and reduced our capital assets by $618,000 less accumulated depreciation and amortization of $525,000). The decreased net loss in the first nine months of 2003 is attributable to our continued efforts in cost control and in part to the acquisition of DSS effective January 2, 2003.

For the three months ended July 31, 2003, we reported revenue of $2,516,000 compared to revenue of $221,000 for the quarter ended July 31, 2002. Revenue denominated in US dollars on a quarter over quarter grew from US$1,555,000 to US$1,637,0000, however during the period the Canadian dollar appreciated in value, effectively reducing our reported revenues in Canadian dollars. The increase in revenues is due largely to the inclusion of DSS as of January 2003.

Cost of sales for the three months ended July 31, 2003 was $2,147,000 (representing a gross margin of 15%) compared with $0 for the quarter ended July 31, 2002. Cost of sales for the nine months ended July 31, 2003 was $5,186,000 (representing a gross margin of 19%) compared with $0 for the nine months ended July 31, 2002. The cost of sales represents the direct costs associated for DSS completing the consulting services revenue. As we integrate DSS and Diversinet and start to focus DSS towards wireless application consulting, we expect that the gross margins on DSS revenues will improve.

Research and development expenses decreased to $175,000 in the three months ended July 31, 2003 from $565,000 in the three months ended July 31, 2002. During the quarter we received an investment tax credit for R&D work done in 2002 in the amount of $165,000. With the completion of the development work on Passport ONE during the quarter, we reduced our R&D staff by six people, leading to additional reductions in the R&D expenses. Research and development expenses decreased to $1,145,000 in the nine months ended July 31, 2003 from $1,974,000 in same period of fiscal 2002.

Sales and marketing expenses were $400,000 in the third quarter of fiscal 2003 compared to $377,000 in the third quarter of fiscal 2002. Sales and marketing expenses were $1,181,000 in the first nine months of fiscal 2003 compared to $1,285,000 in the same period of fiscal 2002. The decrease is due in part to a reduction in travel costs and license fees. During the nine months of fiscal 2003 we expanded the sales team adding experienced sales people in Hong Kong, the United States and Canada. We believe that selective additions to the sales team will benefit the Company through increased revenues in the short to medium term.

General and administrative expenses were $771,000 for the third quarter of 2003 compared to $692,000 incurred during the third quarter of 2002. Foreign exchange gains were $76,000 for the three months compared to losses of $115,000 for the respective period in 2002. General and administrative expenses were $2,610,000 for the first nine months of 2003 compared to $2,484,000 incurred during the first three quarters of 2002. Overall Diversinet G&A costs have been reduced from last year, however with the acquisition of DSS, the addition of the DSS infrastructure has caused the overall G&A to increase.

Depreciation and amortization expense in the third quarter of fiscal 2003 decreased to $107,000 from $203,000 in the third quarter of fiscal 2002. Depreciation and amortization expense in the first three quarters of fiscal 2003 increased to $610,000 from $470,000 for the same period of fiscal 2002. During the second quarter the Company increased its depreciation for leasehold improvements in anticipation of our subleasing of certain of its office space in Toronto to be effective July 1, 2003.

LIQUIDITY  AND  CAPITAL  RESOURCES
Cash used in operating activities was $1,017,000 in the three months ended July 31, 2003, a decline of 38% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $1,065,000, less net depreciation and amortization of $107,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $7,000, an increase in receivables of $200,000, an increase in deferred revenue of $30,000 and a decrease in prepaid expenses of $125,000. Cash used in operating activities was $1,642,000 in the quarter ended July 31, 2002, attributable to the net loss of $1,575,000 less net depreciation and amortization of $203,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $288,000, an increase in receivables of $49,000, a decrease in deferred revenue of $13,000 and a decrease in prepaid expenses of $81,000.

Cash used in operating activities was $1,864,000 in the nine months ended July 31, 2003, a decline of 70% from the amount used in the same period of the prior year. Cash used during the nine months was comprised of the net loss of $4,263,000, less net depreciation and amortization of $610,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $400,000, a decrease in receivables of $2,249,000, an increase in deferred revenue of $42,000 and an increase in prepaid expenses of $95,000. Cash used in operating activities was $6,220,000 in the nine months ended July 31, 2002, attributable to the net loss of $5,364,000 less net depreciation and amortization of $470,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,724,000, a decrease in receivables of $48,000, a decrease in deferred revenue of $9,000 and a decrease in prepaid expenses of $358,000.

Cash used in financing activities in the three months ended July 31, 2003, was $4,113,000. During the quarter, the Company completed the issue and sale of 5,000,000 common shares in the capital of the Company at US$0.62 per shares for gross proceeds of US$3,100,000. Other activities include a decrease in the notes payable of $4,000, a decrease in the promissory notes payable of $24,000. Cash used in financing activities in the quarter ended July 31, 2002, was $191,000 as a result of follow on rights to a settlement agreement dated February 1999 with Knockagh International Ltd. On May 7, 2002 Knockagh purchased 20,000 units for U.S. $120,000 on the same terms and condition as our recent April 2002 financing.

Cash used in financing activities in the nine months ended July 31, 2003 was $2,256,000 representing the issue and sale from the private placement of $4,141,000, a decrease in the notes payable of $1,364,000, a decrease in the promissory notes payable of $106,000, repayment of the $380,000 bank indebtedness, an increase in deferred financing costs of $27,000 and $8,000 spent on share consolidation costs. Cash provided by financing activities in the nine months ended July 31, 2002 was $4,965,000 representing the net proceeds from the private placement completed in April 2002. In April 2002 the Company completed the issue and sale of 518,671 units in the capital of the Company at US$6.00 per unit for gross proceeds of US$3,112,022. Each unit is comprised of one common share and three-quarters of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one common share at a price of US$7.20 per common share for a period of up to three years.

Cash provided by investing activities in the three months ended July 31, 2003 was $3,417,000 and consisted of $3,482,000 for the purchase of a short term investment, the disposal of capital assets from the sublease of part of the Toronto office for $100,000, additional cost of $29,000 incurred for the acquisition of DSS and net additions to capital assets of $6,000. Cash used in investing activities in the three months ended July 31, 2002 was $0.

Cash provided by investing activities in the nine months ended July 31, 2003 was $824,000 consisting of $595,000 for net purchases of short term investments and $152,000 from net proceeds from the sale of capital assets. Cash provided by investing activities in the nine months ended July 31, 2002 was 3,077,000 consisting of $3,088,000 received from proceeds of a short term investment offset by $11,000 spent of capital asset additions.

RISKS  AND  UNCERTAINTIES
Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2003. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon DSS signing new consulting services contracts and the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Over the Counter Bulletin Board. If the Company's shares do not continue to be listed on the OTC BB, holders of the common shares will have difficulty selling their shares. Since April 30, 2003 the Company has been trading on the Over the Counter Bulletin Board under the symbol "DVNTF.OB". As a result there may only be a limited trading market for the common shares and shareholders could find it difficult to dispose of, or obtain accurate quotations, for the common shares. No assurance can be given that the Company's common shares will become listed on the Nasdaq SmallCap market or a stock exchange in the future.

Furthermore, the Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock". The Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. The Company's common shares are currently penny stock.
The liquidity of the Company's common shares may be materially and adversely affected if the Company's common shares continue to be deemed to be penny stock in the future due to the burdensome administration requirements imposed by these rules.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2002 and 2003 year to date, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our product revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. Furthermore with the acquisition of DSS and Caradas, the majority of our revenues and costs from operations are denominated in U.S. dollars. During fiscal 2002 and 2003 year to date, we incurred a large portion of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our recent financing in June 2003, we have a portion of our cash resources in U.S. dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

CERTIFICATIONS
Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 11, 2003
/s/  Nagy Moustafa
Nagy Moustafa
President & CEO
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge, such knowledge being limited by the fact that I was not an officer of the Company until March 26, 2002 and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 11, 2003
/s/  David Hackett
David Hackett
Chief Financial Officer
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


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